UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

E-Commerce China Dangdang Inc.

(Name of the Issuer)

E-Commerce China Dangdang Inc.

Peggy Yu Yu

Guoqing Li

Dangdang Holding Company Limited

Dangdang Merger Company Limited

Dangdang Corporation

Kewen Holding Co. Limited

Science & Culture International Limited

First Profit Management Limited

Danqian Yao

Lijun Chen

Min Kan

(Names of Persons Filing Statement)

Class A common shares and Class B common shares, par value $0.0001 per share

American Depositary Shares, each of which represents five Class A common shares

(Title of Class of Securities)

26833A105 1

(CUSIP Number)

E-Commerce China Dangdang Inc. 21/F, Jing An Center No.8 North Third Ring Road East Chaoyang District, Beijing 100028 People’s Republic of China Tel: +86-10 5799-2666

Peggy Yu Yu

Guoqing Li

Dangdang Holding Company Limited

Dangdang Merger Company Limited

Dangdang Corporation

Kewen Holding Co. Limited

Science & Culture International Limited

First Profit Management Limited

Danqian Yao

Lijun Chen

Min Kan

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

Tel: +86-10 5799-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents five Class A common shares.

With copies to:

Stephanie Tang, Esq. Shearman & Sterling 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 2978-8028	Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 3740-4700

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$555,671,055.14	$55,956.08***

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $1.34 per share for the 404,850,195 issued and outstanding Class A common shares and Class B common shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 13,741,420 Class A common shares issuable under all outstanding and unexercised options multiplied by $0.9585 per share (which is the difference between the $1.34 per share merger consideration and the weighted average exercise price of $0.3815 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

*** US$55,954.43 has been previously paid.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:

Filing Party:	Date Filed:

TABLE OF CONTENTS

		Page
Item 15	Additional Information	3
Item 16	Exhibits	4

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) E-Commerce China Dangdang Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A common shares and Class B common shares, par value $0.0001 per share (each, a “Share”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each of which represents five Class A common shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Ms. Peggy Yu Yu, co-founder and executive chairwoman of the board of directors of the Company (“Ms. Yu”); (c) Mr. Guoqing Li, co-founder, a director and chief executive officer of the Company (“Mr. Li”); (d) Dangdang Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (e) Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (f) Dangdang Corporation, a business company with limited liability incorporated under the laws of the British Virgin Islands (the “BVI”) (“Holdco”) that is ultimately beneficially owned and controlled by Ms. Yu and Mr. Li; (g) Kewen Holding Co. Limited, a business company with limited liability incorporated under the laws of the BVI (“Kewen”); (h) Science & Culture International Limited, a business company with limited liability incorporated under the laws of the BVI (“SC International”); (i) First Profit Management Limited, a business company with limited liability incorporated under the laws of the BVI (“First Profit”); (j) Mr. Danqian Yao, senior vice president of the Company (“Mr. Yao”); (k) Mr. Lijun Chen, vice president of the Company (“Mr. Chen”); and (l) Mr. Min Kan, vice president of the Company (“Mr. Kan”). Ms. Yu, Mr. Li, Kewen and SC International are collectively referred to as the “Supporting Shareholders”. The Supporting Shareholders, First Profit, Mr. Yao, Mr. Chen and Mr. Kan are collectively referred to as the “Rollover Shareholders”. Holdco, Parent, Merger Sub and the Rollover Shareholders are collectively referred to as the “Buyer Group”. This Final Amendment amends and restates in its entirety information set forth in the Transaction Statement.

2

This Transaction Statement relates to the agreement and plan of merger, dated as of May 28, 2016, among Parent, Merger Sub and the Company (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with the Companies Law (as amended) of the Cayman Islands (the “CICL”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15  Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On September 12, 2016, at 2:00 p.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”), and the transactions contemplated by the merger agreement, including the merger.

On September 20, 2016, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the merger became effective on September 20, 2016. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive $1.34 in cash per Share, and each ADS issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive $6.70 in cash per ADS (less up to $0.05 per ADS cancellation fees and up to $0.02 per ADS depositary services fees pursuant to the terms and conditions of the deposit agreement, dated December 7, 2010 between the Company and The Bank of New York Mellon (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time), in each case, without interest and net of any applicable withholding taxes, except for (a) 136,432,925 Shares, consisting of 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Yu, 1,185,000 Class A common shares and 97,000,000 Class B common shares held by SC International, 21,876,660 Class B common shares held by Kewen, 210,425 Class A common shares held by First Profit (including 164,000 Class A common shares beneficially owned by Mr. Yao and 46,425 Class A common shares beneficially owned by Mr. Chen, in each case, held of record by First Profit as nominee shareholder), and 25,000 Class A common shares held by Mr. Kan, (b) Shares (including Class A common shares represented by ADSs) held by the ADS depositary and reserved for future issuance pursuant to the Company’s Share Incentive Plans (as defined below) (Shares described under (a) and (b) above are collectively referred to herein as the “Excluded Shares”), and (c) Shares owned by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent under the CICL (the “Dissenting Shares”). The Excluded Shares issued and outstanding immediately prior to the Effective Time have been cancelled for no consideration. The Dissenting Shares have been cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

3

In addition, at the Effective Time, the Company has terminated the Company’s 2004 Share Incentive Plan and 2010 Share Incentive Plan, and all amendments and modifications thereto (collectively, the “Share Incentive Plans”), terminated all relevant award agreements applicable to the Share Incentive Plans, and cancelled all options to purchase Shares granted under the Company’s Share Incentive Plans (the “Company Options”) that are outstanding and unexercised, whether or not vested or exercisable.

 At the Effective Time, each vested Company Option that remains outstanding immediately prior to the Effective Time has been cancelled in exchange for the right to receive from the surviving company or one of its subsidiaries, as soon as practicable after the Effective Time, cash in the amount equal to the product of (a) the number of Shares underlying such Company Option multiplied by (b) the excess, if any, of $1.34 over the exercise price payable per Share of such Company Option. If the exercise price per Share of any such Company Option is equal to or greater than $1.34, such Company Option has been cancelled for no consideration. At the Effective Time, each unvested Company Option has been cancelled for no consideration.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange (“NYSE”), and the ADS program for the Shares will terminate. The Company has requested NYSE to file Form 25 with the SEC to notify the SEC of the delisting of the Company’s ADSs on NYSE and deregistration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16  Exhibits

(a)-(1)*	Proxy Statement of the Company dated August 1, 2016 (the “proxy statement”).
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)*	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated May 31, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.
(b)-(1)	Debt Commitment Letter, dated May 28, 2016, by and among Merger Sub and Bank of China, Shanghai Pudong Development Zone Sub-Branch, incorporated herein by reference to Exhibit G to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(b)-(2)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and First Profit, incorporated herein by reference to Exhibit J to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.
(b)-(3)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and Mr. He, incorporated herein by reference to Exhibit K to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.
(c)-(1)*	Opinion of Duff & Phelps, LLC, dated May 28, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated May 28, 2016.
(d)-(1)*	Agreement and Plan of Merger, dated as of May 28, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Support Agreement, dated May 28, 2016, by and among Parent and the Supporting Shareholders, incorporated herein by reference to Exhibit E to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(d)-(3)	Rollover Agreement, dated May 28, 2016, by and among Parent, First Profit, Mr. Yao, Mr. Chen and Mr. Kan, incorporated herein by reference to Exhibit F to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.

4

(d)-(4)	Limited Guarantee, dated May 28, 2016, by Ms. Yu and Mr. Li in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.
(f)-(1)*	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

5

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2016

E-Commerce China Dangdang Inc.

By:	/s/ Ruby Rong Lu
Name: Ruby Rong Lu
Title: Chairperson of the Special Committee

Peggy Yu Yu

By:	/s/ Peggy Yu Yu

Guoqing Li

By:	/s/ Guoqing Li

Dangdang Holding Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Merger Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Corporation

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Authorized Person

First Profit Management Limited

By:	/s/ Danqian Yao
Name: Danqian Yao
Title: Director

Danqian Yao

By:	/s/ Danqian Yao

Lijun Chen

By:	/s/ Lijun Chen

Min Kan

By:	/s/ Min Kan

6

Exhibit Index

(a)-(1)*	Proxy Statement of the Company dated August 1, 2016 (the “proxy statement”).
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)*	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated May 31, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.
(b)-(1)	Debt Commitment Letter, dated May 28, 2016, by and among Merger Sub and Bank of China, Shanghai Pudong Development Zone Sub-Branch, incorporated herein by reference to Exhibit G to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(b)-(2)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and First Profit, incorporated herein by reference to Exhibit J to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.
(b)-(3)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and Mr. He, incorporated herein by reference to Exhibit K to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.
(c)-(1)*	Opinion of Duff & Phelps, LLC, dated May 28, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated May 28, 2016.
(d)-(1)*	Agreement and Plan of Merger, dated as of May 28, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Support Agreement, dated May 28, 2016, by and among Parent and the Supporting Shareholders, incorporated herein by reference to Exhibit E to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(d)-(3)	Rollover Agreement, dated May 28, 2016, by and among Parent, First Profit, Mr. Yao, Mr. Chen and Mr. Kan, incorporated herein by reference to Exhibit F to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(d)-(4)	Limited Guarantee, dated May 28, 2016, by Ms. Yu and Mr. Li in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.
(f)-(1)*	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

7